Filed by RMG Acquisition Corp. III
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: H2B2 Electrolysis Technologies, Inc.
Date: December 14, 2023

The Port Authority of Seville initiates the processing of the concession for a hydrogen electrolyzer manufacturing facility

H2B2 has applied for the occupation of a 45,000 m2 plot in the “Cuarto” dock
Port of Seville joins the energy revolution promoted in the Andalusian Hydrogen Valley

The Port Authority of Seville (APS) has received a request for an administrative concession from the company H2B2 Electrolysis Technologies, S.L. for the construction of a Technology and Operations Center in the port of Seville dedicated to the manufacture of electrolyzers, key devices in the production of renewable hydrogen. This was announced today by the president of the Port Authority at the last meeting of the Board of Directors of the year, where he announced that “in the coming days we will begin the competitive process for the project”, the first step in the procedure for granting the concession.

“The Port of Seville joins the energy revolution driven from Andalusia and aspires to become a pole of reference and innovation for the production of hydrogen, a key piece within the Andalusian Green Hydrogen Valley,” said Rafael Carmona during his speech.

The president highlighted “the strategic importance” of this project for the energy transition that the region is leading towards cleaner and more sustainable energy. “This initiative will add value and attract innovation, new developments, skilled employment and progress,” said Carmona.

In particular, H2B2 has expressed its interest in setting up on a 45,000 m2 plot in the “Curato” dock, to the south of the port area. In the first phase of the project, the investment is expected to exceed €5 million for the first phase, allocated to the construction and equipping of the industrial and technological building for the manufacturing of electrolyzers and new stacks of AEM and SOEC technologies.

For his part, Mario Barragán, representative of H2B2 has highlighted “the importance of this project for the corporation, not only because of the technological progress that this new center represents from which they intend to develop different electrolysis technologies, but also because of the use of the synergies of the enclave of the port of Seville, the improvement of the transport possibilities and the fundamental support that the port institution provides to the companies within its enclave”.

In accordance with the Consolidated Text of the Ports and Merchant Marine Law, after receiving the formal request, the Port Authority of Seville will initiate in the next few days the competitive process for the project with the publication in the Official State Gazette. Once this procedure is completed, the Board of Directors of the Port Authority of Seville will be the competent body to approve the granting of the administrative concession.

H2B2 Electrolysis Technologies is a technology company dedicated to the production, processing and technological development of hydrogen. Present in the US, UK, Spain and India through its subsidiary GreenH Electrolysis, this company incorporated in 2016 develops, finances, designs, integrates, manufactures, operates and maintains hydrogen production systems based on water electrolysis. Its main business focuses on the manufacture of electrolyzers based on PEM technology with different capacities; and promotes R&D&I in the integration of renewable energies in hydrogen production, the search for energy storage solutions or for industrial and mobility uses of this sustainable energy source.

Important Information and Where to Find It

In connection with the proposed business combination between RMG Acquisition Corp. III (“RMG III”) and H2B2 Electrolysis Technologies, Inc. (“H2B2”) (the “Business Combination”), RMG III filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus (as amended from time to time, the “Proxy Statement/Prospectus”). A definitive proxy statement/prospectus will be mailed to holders of RMG III’s shareholders as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. The Proxy Statement/Prospectus will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to RMG III’s shareholders in connection with the Business Combination. RMG III will also file other documents regarding the Business Combination with the SEC. Before making any voting or investment decision, investors and security holders of RMG III, as well as other interested persons, are urged to read the Proxy Statement/Prospectus, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination, including any amendments or supplements to these documents, carefully and in their entirety because they will contain important information about the Business Combination, RMG III and H2B2. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and all other relevant documents filed or that will be filed with the SEC by RMG III through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG III may be obtained free of charge from RMG III’s website at www.rmgacquisition.com/rmgiii or by written request to RMG III at RMG Acquisition Corp. III, 57 Ocean, Suite 403, 5775 Collins Avenue, Miami Beach, Florida

Participants in the Solicitation

RMG III, H2B2 and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG III’s shareholders in connection with the Business Combination. Information about RMG III’s directors and executive officers and their ownership of RMG III’s securities is set forth in RMG III’s filings with the SEC, including RMG III’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on April 18, 2023 and the Proxy Statement/Prospectus. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the Proxy Statement/Prospectus regarding the Business Combination. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document and the information contained herein do not constitute or form part of, and should not be construed as, (i) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, (ii) a solicitation of a proxy, consent, vote of approval or authorization in any jurisdiction with respect to any securities or the Business Combination or (iii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. There shall not be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the Securities Act) shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This document includes certain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the respective management of RMG III and H2B2 and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of RMG III or H2B2. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to: contractual relationships between GreenH Electrolysis and APS; the ability of GreenH Electrolysis to manufacture electrolyzers; the possibility that APS will grant an administrative concession; the possibility that H2B2 may be adversely affected by other economic, business, and/or competitive factors; the ongoing impact of the global COVID 19 pandemic; and economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; and those factors discussed in RMG III’s public reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, the Proxy Statement/Prospectus, the definitive proxy statements/prospectuses that RMG III intends to file with the SEC in connection with the Business Combination. If any of these risks materialize or RMG III’s or H2B2’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RMG III nor H2B2 presently know, or that RMG III and H2B2 currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RMG III’s and H2B2’s expectations, plans or forecasts of future events and views as of the date of this document. RMG III and H2B2 anticipate that subsequent events and developments may cause their assessments to change. RMG III and H2B2 specifically disclaim any obligation to update or revise any forward-looking statements, except as required by law. These forward-looking statements should not be relied upon as representing RMG III’s or H2B2’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact for Investors

Roberto Wilson Fernández: roberto.wilson@h2b2.es // +34 645 094 134